UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

VNET Group, Inc.

(Name of Issuer)

Class A Ordinary Shares, Par Value US$0.00001 Per Share

(Title of Class of Securities)

G91458 102**

(CUSIP Number)

Mr. Sheng Chen
Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road
Chaoyang District, Beijing 100016
People’s Republic of China
Phone: (+86) 10 8456-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*This statement on Schedule 13D constitutes Amendment No.8 to the initial Schedule 13D (the “Original Schedule 13D”) filed on April 8, 2022 on behalf of each of Mr. Sheng Chen and GenTao Capital Limited, as amended by the Amendment No.1 filed on September 14, 2022 (the “Amendment No.1”), Amendment No.2 filed on February 17, 2023 (the “Amendment No.2”), Amendment No.3 filed on July 12, 2023 (the “Amendment No.3”), Amendment No.4 filed on August 1, 2023 (the “Amendment No.4”), Amendment No. 5 filed on November 16, 2023 (the “Amendment No. 5”), Amendment No. 6 filed on December 28, 2023 (the “Amendment No. 6”) and Amendment No. 7 filed on February 6, 2024 (the “Amendment No. 7”, and together with the Original Schedule 13D, Amendment No.1, Amendment No.2, Amendment No.3, Amendment No.4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Original 13D Filings”), with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value of $0.00001 per share (“Class A Ordinary Shares”), Class B ordinary shares, par value of $0.00001 per share (“Class B Ordinary Shares”), and Class C ordinary shares, par value of $0.00001 per share (“Class C Ordinary Shares”) of VNET Group, Inc., a Cayman Islands company (“Issuer”).

**This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing six Class A Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sheng Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO , SC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

	7.	SOLE VOTING POWER

NUMBER OF		98,440,275 (1)
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		98,440,275 (1)
	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

98,440,275 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1% (2) (representing 18.9% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) Representing (i) 33,628,927 Class A Ordinary Shares held by GenTao Capital Limited (“GenTao”) (including 33,628,926 Class A Ordinary Shares represented by 5,604,821 ADSs), (ii) 19,670,117 Class B Ordinary Shares held by Fast Horse Technology Limited (“Fast Horse”), (iii) 8,087,875 Class B Ordinary Shares held by Sunrise Corporate Holding Ltd. (“Sunrise”), (iv) four Class A Ordinary Shares, 769,486 Class B Ordinary Shares and 60,000 Class C Ordinary Shares held by Personal Group Limited (“Personal Group”), (iv) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, and (v) 34,744,206 Class A Ordinary Shares acquired by Beacon Capital Group Inc. (“Beacon”) from the vesting of performance-based restricted share units on February 2, 2024 (these units were granted to Mr. Sheng Chen and issued to Beacon at his direction). Mr. Sheng Chen is the sole and direct shareholder of GenTao, Fast Horse, Sunrise, Personal Group and Beacon and may be deemed to have beneficial ownership of the shares held by them.

(2) Calculation based on 1,602,740,778 outstanding Ordinary Shares as a single class, being the sum of (i) 1,570,479,395 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii)  30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, (iv) no outstanding Class D Ordinary Share, par value of $0.00001 per share (“Class D Ordinary Shares”) of the Issuer, and (v) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GenTao Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

	7.	SOLE VOTING POWER

		33,628,927(1)
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		33,628,927(1)
PERSON WITH:	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,628,927(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%(2) (representing 1.8% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing 33,628,927 Class A Ordinary Shares held by GenTao including 33,628,926 Class A Ordinary Shares represented by 5,604,821 ADSs.

(2) Calculation based on 1,602,740,778 outstanding Ordinary Shares as a single class, being the sum of (i) 1,570,479,395 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, (iv) no outstanding Class D Ordinary Share, and (v) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fast Horse Technology Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

	7.	SOLE VOTING POWER

		19,670,117 (1)
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		19,670,117 (1)
PERSON WITH:	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,670,117 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%(2) (representing 10.5% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing 19,670,117 Class B Ordinary Shares held by Fast Horse.

(2) Calculation based on 1,602,740,778 outstanding Ordinary Shares as a single class, being the sum of (i) 1,570,479,395 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, (iv) no outstanding Class D Ordinary Share, and (v) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sunrise Corporate Holding Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

	7.	SOLE VOTING POWER

		8,087,875(1)
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		8,087,875(1)
PERSON WITH:	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,087,875(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%(2) (representing 4.3% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing 8,087,875 Class B Ordinary Shares.

(2) Calculation based on 1,602,740,778 outstanding Ordinary Shares as a single class, being the sum of (i) 1,570,479,395 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, (iv) no outstanding Class D Ordinary Share, and (v) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Personal Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

	7.	SOLE VOTING POWER

		829,490(1)
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		829,490(1)
PERSON WITH:	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

829,490(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(2) (representing 0.4% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing four Class A Ordinary Shares, 769,486 Class B Ordinary Shares, and 60,000 Class C Ordinary Shares held by Personal Group.

(2) Calculation based on 1,602,740,778 outstanding Ordinary Shares as a single class, being the sum of (i) 1,570,479,395 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, (iv) no outstanding Class D Ordinary Share, and (v) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beacon Capital Group Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

	7.	SOLE VOTING POWER

		34,744,206 (1)
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		34,744,206 (1)
PERSON WITH:	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,744,206 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%(2) (representing 1.8% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing 34,744,206 Class A Ordinary Shares acquired by Beacon.

(2) Calculation based on 1,602,740,778 outstanding Ordinary Shares as a single class, being the sum of (i) 1,570,479,395 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, (iv) no outstanding Class D Ordinary Share, and (v) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No.8”) amends and supplements the Original 13D Filings. Except as specifically provided herein, this Amendment No.8 does not modify any of the information previously reported in the Original 13D Filings. All capitalized terms used herein which are not otherwise defined herein have the meanings given to such terms in the Original 13D Filings.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is further supplemented by the following.

Existing Loan Facility

Prior to the date of event which requires filing of this Amendment No.8, Bold Ally (Cayman) Limited (the “Existing Lender”) was the beneficial owner of 33,628,926 Class A Ordinary Shares represented by 5,604,821 ADSs (the “Pledged GenTao ADSs”), which formed part of the collateral pledged to the Existing Lender under the Facility Documentation, as amended by the First Standstill Letter and the Second Standstill Letter (collectively, the “Existing Facility Documentation”). Under the Existing Facility Documentation, the Existing Lender also had security interests in one Class A Ordinary Share, 27,757,992 Class B Ordinary Shares and one share in GenTao (together with the Pledged GenTao ADS, the “Pledged Securities”).

Issuance of the Note

GenTao, acting as the issuer, together with Beacon, Fast Horse and Sunrise (collectively, the “Corporate Obligors”) and Mr. Sheng Chen, acting as the personal guarantor, entered into a subscription agreement dated as of 28 June 2024 (the “Subscription Agreement”) with Shining Rich Holdings Limited (the “Investor”). On July 5, 2024, GenTao issued a 12 per cent. secured guaranteed note (the “Note”) in the principal amount up to $24,000,000 pursuant to the Subscription Agreement (the “Issuance of the Note”), all proceeds of which are used to repay the aggregate of all outstanding amounts then due, owing or incurred by the Corporate Obligors to the Existing Lender under the Existing Facility Documentation up to the date of Issuance of the Note (the “Outstanding Amount”) which, as of July 5, 2024, amounts to $23,923,372.26. Following the receipt of the Outstanding Amount by the Existing Lender, the security interests in the Pledged Securities would be released and the Pledged GenTao ADSs would be re-registered in the name of GenTao, pursuant to the arrangements set out in a deed of undertaking among GenTao, Beacon, the Existing Lender and the Investor (the “Deed of Undertaking”), which was signed concurrently with the Subscription Agreement.

As part of their obligations under the Subscription Agreement and the Note, on the date of the Issuance of the Note, GenTao and the other Corporate Obligors entered into equitable share charges (the “New Cayman Share Charges”) with the Investor, pursuant to which GenTao and the Corporate Obligors collectively pledged 68,373,133 Class A Ordinary Shares of the Company (including the Pledged ADS) and 27,757,992 Class B Ordinary Shares of the Company, as collateral to secure the obligations due, owing or incurred by the Corporate Obligors and Mr. Sheng Chen under the Subscription Agreement and the ancillary documents thereto. Mr. Sheng Chen and the Corporate Obligors have also undertaken to pledge any Class A Ordinary Shares (including Class A Ordinary Shares held in the form of ADSs) and Class B Ordinary Shares of the Company acquired by Mr. Sheng Chen or the Corporate Obligors in the future for the benefit of the Investor. Mr. Sheng Chen and the Corporate Obligors have also undertaken to the Investor that they will procure the Company not to issue or grant any shares in the Company or confer any rights to obtain any shares in the Company to them or any person controlled by them (together with Mr. Sheng Chen and the Corporate Obligors, the “Obligor Entities”), other than shares of the Company that may be issued or granted under any of the Company’s share option scheme or share award scheme, where such issuance or grant has been approved by all members of the board of directors of the Company. Mr. Sheng Chen and the Corporate Obligors have also undertaken to the Investor that they will procure the Company not to, in each financial year, issue or grant any share in the Company or confer any rights to obtain any shares in the Company that accumulated to 5% or more of the total issued and outstanding shares of the Company (including all of the issued and outstanding ordinary shares and preferred shares of the Company on an as-converted basis) as at the first (1st) calendar date of that financial year to any person or entity other than the Obligor Entities. On the same date, Mr. Sheng Chen entered into equitable share charges (the “New BVI Share Charges”) with the Investor, pursuant to which Mr. Sheng Chen has pledged all of his shares in each of the Corporate Obligors as collateral to secure the obligations under the Subscription Agreement and the ancillary documents thereto. All of the foregoing undertakings will lapse automatically when the Note is fully redeemed and all amounts payable in relation thereto have been paid in full.

Issuer Acknowledgement Letter

In connection with the entry into the Subscription Agreement, on July 5, 2024, the Issuer entered into an acknowledgement letter with the Investor and GenTao (the “Listco Acknowledgement Letter”) pursuant to which the Issuer has agreed to, among other things, take specified administrative actions in connection with any transfer of any or all of the collateral posted by the Investor upon an exercise of remedies under the Subscription Documentation.

The foregoing descriptions of the Subscription Agreement, the Deed of Undertaking, the New Cayman Share Charges, the New BVI Share Charges and the Listco Acknowledgement Letter in this Item 6 do not purport to be complete and are qualified in their entirety by reference to Exhibit 99.22 to Exhibit 99.32 filed as set forth below and which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is supplemented by adding the following:

Exhibit No.	Description
99.22	Subscription Agreement
99.23	Deed of Undertaking
99.24	New Cayman Share Charge between GenTao and the Investor in respect of Class A Ordinary Shares held by GenTao dated July 5, 2024
99.25	New Cayman Share Charge between Beacon and the Investor in respect of Class A Ordinary Shares held by Beacon dated July 5, 2024
99.26	New Cayman Share Charge between Fast Horse and the Investor in respect of Class B Ordinary Shares held by Fast Horse dated July 5, 2024
99.27	New Cayman Share Charge between Sunrise and the Investor in respect of Class B Ordinary Shares held by Sunrise dated July 5, 2024
99.28	New BVI Share Charge between Mr. Sheng Chen and the Investor in respect of shares in GenTao dated July 5, 2024
99.29	New BVI Share Charge between Mr. Sheng Chen and the Investor in respect of shares in Beacon dated July 5, 2024
99.30	New BVI Share Charge between Mr. Sheng Chen and the Investor in respect of shares in Fast Horse dated July 5, 2024
99.31	New BVI Share Charge between Mr. Sheng Chen and the Investor in respect of shares in Sunrise dated July 5, 2024
99.32	Listco Acknowledgement Letter

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2024

Sheng Chen	By	/s/ Sheng Chen
Sheng Chen

GenTao Capital Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Fast Horse Technology Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Sunrise Corporate Holding Ltd.	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Personal Group Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Beacon Capital Group Inc.	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director